UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Abviva, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00389Y106

(CUSIP Number)

Barrett Evans

Managing Partner

eFund Management, LLC

110 Pine Ave., Suite 1060

Long Beach, CA 90067

(562) 983-0660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO 00389Y 205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) eFund Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,593,683
9. Sole Dispositive Power
10. Shared Dispositive Power 30,593,683

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,593,683
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 18.64%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00389Y 205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey Conrad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,641,010
8. Shared Voting Power 30,593,683
9. Sole Dispositive Power
10. Shared Dispositive Power 30,593,683

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,234,683
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19.64%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 00389Y 205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barrett Evans
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,593,683
9. Sole Dispositive Power
10. Shared Dispositive Power 30,593,683

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,593,683
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 18.64%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) and Shares of Series C Convertible Preferred Stock of Abviva, Inc., a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by eFund Capital Management, LLC. (the “Fund”), Jeffrey Conrad (“Mr. Conrad”) and Barrett Evans  (“Mr. Evans”)  together constitute the “Reporting Persons.”.

Jeffrey Conrad, a citizen of the United States of America, has a business address of 110 Pine Ave., Suite 1060, Long Beach, CA 90802.. His principal occupation is manager and controlling principal of eFund Capital Management, LLC (“eFund”). Barrett Evans, a citizen of the United States of America, has a business address 110 Pine Ave., Suite 1060, Long Beach, CA 90802.. His principal occupation is manager and controlling principal of eFund.

eFund is a Nevada  limited liability company which has its principal office at 110 Pine Ave., Suite 1060, Long Beach, CA 90802. The principal business of eFund is to investment in companies and to control the investing and trading in securities held by eFund.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 20, 2007 we entered into a consulting agreement with eFund Capital Management, LLC. eFund Capital Management, LLC is a private equity firm managed by Barrett Evans and Jeffrey Conrad. Pursuant to the agreement we agreed to issue eFund a convertible preferred series of stock, Series C that converts into 10% of our outstanding common stock after conversion. Mr. Evans and Mr. Conrad have voting power over the shares issued to eFund.  Furthermore, eFund Capital Management has a $250,000 Convertible Debenture with the Company which eFund Converted into common stock of the company on March 25, 2007 and received 11,418,657 shares of the Company’s common stock at $0.02625 and eFund received 500,000 shares for entering into the Convertible Debenture Agreement.  eFund also has an additional $250,000 Convertible debenture which if converted on the date hereof  eFund would receive shares of common stock and eFund received 10 shares of Series C Convertible Preferred Stock for entering into the Convertible Debenture Agreement.  On November 15, 2007, the Company entered into an unsecured convertible debenture agreement totaling $250,000, bearing interest at a rate of 12% per annum, compounded daily, with the entire principal balance due on May 15, 2008 with eFund Capital Management, LLC.  The note is convertible into the Company’s common stock at a conversion price of five cents ($.05) per share.  Per the agreement, the Company agreed to issue a total of 10 shares of the Company’s Series C Convertible Preferred stock as a financing fee.  On September 4, 2008 eFund elected to convert this debentured and received 5,546,998 shares of common stock.  The source of funds used to purchase both Convertible Debentures was working capital of eFund.

On June 13, 2007 we entered into a legal retainer agreement with Jeffrey Conrad issued him 10 shares of our Series C Convertible Preferred Stock. Each share of Series C converts into .01 percent of the outstanding common Stock on the date of conversion.  Mr. Conrad has the right to convert the stock at anytime at its discretion.  The is no source of funds since it was issued pursuant to the legal retainer agreement

Item 4.	Purpose of Transaction

eFund acquired the two convertible debentures, and subsequently the Common Stock, because eFund considered each of them to be an attractive investment opportunity. eFund may cause the company to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Fund at any time. eFund acquired the Series C Convertible Preferred Stock of the issuer in two separate transactions (a) it received 100 shares of Series C pursuant to a consulting agreement with the issuer and (b) it received 10 shares as a financing fee for the convertible debenture entered into on November 15, 2007.  Jeffrey Conrad also received 10 shares pursuant to a legal retainer agreement with the issuer

eFund intends to review continuously the company’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, eFund may cause the sale of all or part of the Common Stock and Series C stock held by the company, or may cause the purchase of additional Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of               30,593,683shares of Common Stock which also represents conversion of its Series C convertible Preferred Stock if converted on the date hereof (the “Shares”), which represents 18.64% of Issuer’s total outstanding Common Stock on a fully diluted basis, and they share voting and dispositive power over these Shares.  Furthermore, Jeffrey Conrad has an additional share of series C which if converted today would convert into 1,641,010.00 shares of Common Stock and would represent an additional 1% of the of Issuer’s total outstanding Common Stock on a fully diluted basis for a total of 19.64%.

(c) During the past sixty days, has effected no transactions involving the Common Stock of the Issuer other than the conversion of its convertible debentures or Series C stock, pursuant to which the Fund received 17,465,655.00 shares of the Issuer’s Common Stock.

(d) Other than the eFund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Conrad, and Mr. Evans, expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the eFund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Conrad, Mr. Evans, are a beneficial owner of any such shares.   However, Mr. Conrad is the beneficial owner of 10 shares of Series C which if converted today it would convert  into 1,641,010.00 shares of Common Stock and would represent an additional 1% of the of Issuer’s total outstanding Common Stock on a fully diluted basis.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2008	eFund Capital Management, LLC

/s/ Barrett Evans
	Name:	Barrett Evans
	Title:	Principal and Managing Member

/s/ Barrett Evans
	Name:	Barrett Evans

/s/ Jeffrey Conrad
	Name:	Jeffrey Conrad